SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No. 3)(1)


                            Time Warner Telecom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   887319101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 30, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887319101                  13G                    Page 2 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Corp.
     I.R.S. Identification No. 13-4924710
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,793,942
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,793,942
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,793,942
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
     Not Applicable
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.74%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887319101                  13G                    Page 3 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Card Holdings, Inc.
     I.R.S. Identification No. 31-1539886
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,793,942
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,793,942
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,793,942
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
     Not Applicable
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.74%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887319101                  13G                    Page 4 of 7 Pages


This statement on Schedule 13G is being filed by AT&T Corp. ("AT&T") and Global Card Holdings, Inc. ("Global Card Holdings") (the "Reporting Persons"), a wholly-owned subsidiary of AT&T. This amendment is being filed solely to update the number of shares beneficially owned by the Reporting Persons as a result of recent sales of the shares reducing their ownership to 7.74%.

Item 1(a).  Name of Issuer:


            Time Warner Telecom Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10475 Park Meadows Drive
            Littleton, CO  80124
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            AT&T Corp.
            Global Card Holdings, Inc.
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            AT&T Corp.'s princial business office is located at
            One AT&T Way, Bedminster, NJ  07921.
            Global Card Holdings, Inc.'s principal business office is located at One AT&T Way, Bedminster, NJ 07921.
            ____________________________________________________________________

Item 2(c).  Citizenship:

            AT&T Corp. - New York
            Global Card Holdings, Inc. - Delaware
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Class A Common Stock, $.01 par value
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            887319101
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 887319101                   13G                   Page 5 of 7 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:  3,793,942

     (b)  Percent of Class:  7.74%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  -0-

          (ii)  Shared power to vote or to direct the vote:  -0-

          (iii) Sole power to dispose or to direct the disposition of:  -0-

          (iv)  Shared power to dispose or to direct the disposition of:
                3,793,942


Item 5.  Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following
         [ ].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not Applicable
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Global Card Holdings, Inc., a wholly-owned subsidiary of AT&T Corp.
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


          Not Applicable
          ______________________________________________________________________

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  June 30, 2003


                                        AT&T Corp.


                                        By:  /s/     John W. Thomson
                                             ---------------------------------
                                             Name:   John W. Thomson
                                             Title:  Assistant Secretary



                                        Global Card Holdings, Inc.


                                        By:  /s/     Carol A. Lewis
                                             ---------------------------------
                                             Name:   Carol A. Lewis
                                             Title:  President





Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).